FORM 425









                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                             FORM 425


                 (LOGO)  NATIONAL GRID GROUP, PLC


        (Exact name of registrant as specified in charter)

                         UNITED KINGDOM
                (State or other jurisdiction of
                 incorporation or organization)

           15 Marylebone Road, London NWI 5JD, England
             (Address of principal executive offices)


        Registrant's telephone number, including area code
                       (011 44 207 312 5600)

   Filed by National Grid Group plc
   Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
   Commission File No.: 001-02987
   Subject Company: Niagara Mohawk Holdings, Inc.

THE FOLLOWING ARE THE SLIDE PRESENTATIONS MADE BY NIAGARA MOHAWK
IN CONNECTION WITH ANNOUNCEMENT OF ITS NEW YORK REGULATORY FILING

[LOGO] National Grid

National Grid/Niagara Mohawk Merger

New York Rate Plan Proposal - Overview
January 17, 2001

Outline

     Discussion of overall objectives and approach
     Overview of proposal
          Schedule and issues

Objectives and Approach

Objectives
     Lower and more stable energy delivery rates for customers
     Continued development of competitive supply and demand market with protections for small customers
     Resolve outstanding issues before the PSC
     Improve Niagara Mohawk's financial capability

Approach
     Rate Settlement included with merger approval filing
     Compare stand-alone Niagara Mohawk case and provisions of Power Choice
     Rely on balanced incentive mechanisms to achieve agreed policy objectives

Prospects looking forward

Higher prices driven by commodity increases

     -  gas costs; ISO costs; expiration of contracts

Commodity costs alone are likely to cause average total price increases on the order of 8-12% from today for customers on fixed price service

Rate plan designed to reduce delivery prices through managing controllable costs, and to stabilize commodity costs

Key Elements of Proposal

Reduction in electricity delivery charges

10 year "freeze" of reduced electricity delivery charges

Power supply costs stabilized for small customers

1 year extension of current Gas Settlement Agreement

Incentive mechanisms to encourage

     -  Cost reductions; service quality; transmission
                congestion management

Reduction in Delivery Prices

     $132 million annual reduction* in delivery charges (T,D+CTC) related to the merger ($280 million reduction from today's delivery prices)
     CTC recovery reduced and extended to reduce and flatten delivery rates
     NY share of estimated $90M per year of synergy savings included in proposal




































*       Relative to prices that would otherwise become effective
     9/1/01 under Power Choice.

10 year "freeze" in reduced electric delivery charges

     After initial reduction, delivery rates then fixed for 10 years, subject to specified extraordinary events
        e.g. tax, law, regulatory and accounting changes; high inflation; transmission revenue adjustments
     Roughly $970 million NPV in savings over 10 years compared to NiMo stand-alone revenue requirements*





































*    Includes a 1% increase in T,D,CTC in years 4&5 of Power
     Choice and a return on the MRA regulatory asset post Power
          Choice.

Anticipated Average Price Impacts Differ by Customer Group -
     Residential

     Average for SC1 customers on Standard Offer Service
        Delivery rates reduced by 7.8%
        - Rate plan moderates projected total increases from 12.4% to 6.1%






































* Prices include all surcharges. Prices without the merger include a 1% increase for T,D,CTC.

Projected Residential Price Impacts
(SC-1 on Standard Offer Service - c/kWh)


                              2002
             Today's          without        2002 with
             rates            merger         merger
             -------          -------        ----------

Commodity       3.5           5.5            5.3
Delivery        8.6           8.1            7.5
Total          12.1          13.6           12.8


All prices are forecast and presented in cents per kWh.
Commodity costs in 2002 include all ancillary services charges.
Anticipated Average Price
Impacts -Small Commercial

     Average for SC 2D customers on Standard Offer Service
        Delivery rates reduced by 3.8%
        - Rate plan moderates projected total increases from 11.0% to 7.9%*





































* Prices include all surcharges. Prices without the merger include a 1% increase for T, D and CTC.

Projected Small Commercial Price Impacts
(SC-2D on Standard Offer Service - c/kWh)


                              2002
             Today's          without        2002 with
             rates            merger         merger
             -------          -------        ----------

Commodity       3.4           5.3            5.3
Delivery        7.9           7.2            7.0
Total          11.3          12.6           12.2


All prices are forecast and presented in cents per kWh; commodity costs in 2002 include all ancillary services charges.

Anticipated Average Price Impacts for Large Commercial and Small
Industrial Customers

     Average for SC 3 customers on Standard Offer Service
        Delivery rates reduced by 6.4%
        - Rate plan moderates projected total increases from 9.9% to 5.7%*





































* Prices include all surcharges. Prices without the merger include a 1% increase for T, D and CTC.

Projected Large Commercial and Small Industrial Price Impacts
(SC-3 on Standard Offer Service - c/kWh)


                              2002
             Today's          without        2002 with
             rates            merger         merger
             -------          -------        ----------

Commodity       3.3           5.0            4.9
Delivery        7.3           6.6            6.2
Total          10.5          11.6           11.1


All prices are forecast and presented in cents per kWh; commodity costs in 2002 include all ancillary services charges.
Anticipated Average Price Impacts for Large Commercial and
Industrial Customers

     Average for SC 3a customers on Market Priced Service
        Delivery rates reduced by 13.4%
        - Rate plan provides even larger projected bill reductions (14.5% vs. 9.9% reductions without the merger)*
        - Contract customers given option to move back to tariff pricing for delivery charges


































* Prices include all surcharges. Prices without the merger include a 1% increase for T,D and CTC.

Projected Large Commercial and Industrial Price Impacts
(SC-3A on Market-Priced Service)


                              2002
             Today's          without        2002 with
             rates            merger         merger
             -------          -------        ----------

Commodity      5.1            4.7            4.7
Delivery       3.4            2.9            2.5
Total          8.4            7.6            7.2


All prices are forecast and presented in cents per kWh; commodity costs in 2002 include all ancillary services charges.

Electric Commodity Issues

     Niagara Mohawk's existing portfolio provides a valuable hedge for customers
        Initially, a majority of energy supplies needed for Standard Offer Service are hedged
        Propose to levelize costs over first 4 years
        Costs in all years adjusted thru a commodity adjustment clause
        One time offer to small customers to move back to Standard Offer Service
        Largest customers will be moved to spot market pricing as existing hedged contracts expire
     Niagara Mohawk is also exploring other commodity options

Electric Commodity Issues

Standard Offer v. Market Price

[Graph]

Delivery Rate Path Proposal

     T & D prices will be combined with the CTC to create bundled delivery prices
     A T & D guideline rate is created which will escalate at 1.7%/year. The guideline is used to determine:
        certain exogenous factor adjustments during the rate plan
        T&D rates after the rate plan period
        synergy savings achieved during the rate plan period Remaining "headroom" under the bundled delivery rate path allows for CTC recovery
     Efficiency gains beyond guideline shared 50/50 after rate plan period thru an adjusted rate of return provides a reasonable opportunity to recover merger costs only if savings are really achieved

Rate Path Proposal

NiMo Conceptual Delivery Rate Path Proposal

[Graph]


Other Major Provisions

     Service Quality Incentives
        $22 million potential incentive/penalty per year
     Congestion Management Incentive
        Share of savings generated for customers
     Extension of current low-income program (LICAP)
     Modifications to corporate structure and affiliate rules
     Establishment of storm and environmental response funds

Extension of Current Gas Settlement Agreement

     Current gas delivery rates frozen through August 2003
     Propose to extend current agreement by one year, maintaining:
        Delivery rate freeze
        Safety incentives
                Programs to facilitate competitive market
Schedule and Issues

     Schedule
     Issues

[LOGO]  National Grid

National Grid/Niagara Mohawk Merger

New York Rate Plan Proposal - Specific Rate Items]
January 17, 2001
Outline

     Commodity Services
        Kill one and add three more acronyms: SOS, MPS, CAC
     Other Rate Issues
        Rate design reductions, contracts,
        NYPA programs
     Outdoor Lighting
     Summary of Commodity Issues

DCA is Eliminated

     Pre-merger, small customers have a hedge through the Delivery Charge Adjustment ("DCA"). Example (cents/kWh)


                    Design         Actual Bill
                    ------         -----------

Delivery            8               8
Backout             3
Commodity                           5
DCA                                -2


Total               11             11


Standard Offer Service ("SOS")

Definition:
     -  a quasi-fixed price hedged commodity service
     -  subject to limited adjustment through the Commodity
        Adjustment Clause ("CAC")
CAC will adjust for:
     -  variances in supply contract costs,
     -  ISO charges including ancillary services,
     - limited quantities of unhedged purchases or sales for those periods when hedged supplies do not equal demands, etc.

Market Priced Service ("MPS")

Definition:
     -  commodity electricity service priced at market prices,
        i.e.,
        - energy   NYISO day-ahead price of energy,
        - installed capacity,
        - all ancillary service charges, and
        - New York Power Authority Transmission Adjustment
          Charge
        - adjusted for all losses
     - Similar to market priced under the current NMPC Rule 46 except that:
        - all NYISO ancillary service charges and NTAC shall be included; including energy imbalance credit/charges.

SOS Eligibility

     Existing small customers on PSC 207
        Residential (SC-1, SC-1B, SC-1C)
        Commercial (SC-2ND, SC-2D)
        Medium commercial and industrial (SC-3, small SC-4 (less than 2 MW), SC-5)
     Outdoor lighting (all PSC 214 service classifications who are currently taking commodity service from NMPC)
     New customers on PSC 207
        Residential (SC-1, SC-1C)
        Commercial (SC-2ND, SC-2D)
     Outdoor lighting (all PSC 214 service classification customers)
     All new customers must commit to a minimum term that is the lessor of one year or until termination of service
     Existing Customers in eligible classes who are currently on market price service or are taking service from an ESCo will have a one-time opportunity to elect SOS commodity by notifying the Company within 90 days from the effective date (subject to availability)

Customers who are not eligible for SOS

     Customers may leave SOS at any time (except for new customer restriction)
        to take service from an alternate supplier or Market
        Priced Service
     Customers who leave SOS are not allowed to return to SOS
     They will be served under MPS if they want to buy the commodity from Niagara Mohawk


Customers Transferred to MPS

     Existing customers on PSC 207 SC-3A, SC-4 (greater than 2
     MW), SC-11 and SC-12

     New Customers on SC-4 and SC-3

     New small customers that do not provide a 12-month commodity term agreement

     As supply contracts expire, customers will be transferred to
     MPS from SOS based upon class and size
        Anticipated that all SC-3 will be migrated to MPS by
        2005

Projected Supply

[GRAPH]


Rate Issues

     The volumetric portion of delivery rates is reduced SC-11/12 contract customers shall have an option to effectuate a new contract at the applicable standard rates subject to a demand ratchet from previous 24 month peak T&D and CTC will be bundled in tariffs
     A transmission adjustment clause ("TAC") shall be implemented to collect or reimburse variation in wholesale transmission revenues
     An economic development fund of $12.5 million per year is established to reduce rates to qualifying customers through SC-12 for new growth and contestable customers
     Delivery rates for existing NYPA programs are frozen any new hydro allocations shall be assessed the applicable distribution charge

Outdoor Lighting

     Delivery Charges are frozen for 10 years (subject to exogenous factors & TAC)
        Outdoor lighting contribution to CTC is currently negligible
        CTC will be set to zero rather than become negative
        - a negative CTC would be charging less than embedded T&D costs and result in rate shock when CTC is eliminated in the long term
     Other classes will see delivery price reductions associated with resetting the CTC
     CTCs are already zero for this class
     Projected increases in overall prices are driven by projected commodity price increases and are larger because there are no offsetting delivery price reductions


Summary of Commodity Issues

     Quasi-fixed SOS instead of DCA as hedged mechanism
        Simpler
        Consistent with other National Grid USA regulated
        subsidiaries
        SOS "rules" to prevent gaming
     Transfer SC-3 to market and retain hedge for smallest
     customers
        Price responsiveness from larger customers   recent PSC
        order for more demand response
        Larger customers tend to be more sophisticated
        Provides more hedge and transition for smaller customers



The definitive proxy statement/prospectus filed with the Securities and Exchange Commission (the "SEC") by National Grid and Niagara Mohawk in connection with the transaction contains important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. A free copy of the proxy statement/prospectus and other documents filed by the two parties with the SEC is available at the SEC's web site at http://www.sec.gov.